Filed Pursuant to Rule 424(b)(3)
Registration No. 333-103994

Addendum to Prospectus Supplement Dated April 11, 2003

Dated: June 1, 2003

STATE OF ISRAEL
$600,000,000
EIGHTH INFRASTRUCTURE AND ABSORPTION ISSUE
ZERO COUPON DOLLAR SAVINGS BONDS

The purchase price of each State of Israel Eighth Infrastructure and Absorption Issue Zero Coupon Dollar Savings Bond due to mature ten years from the Issue Date during the Sales Period commencing on June 1, 2003 and terminating on June 30, 2003 is $3,463, representing an effective yield to maturity of 5.65%.

To ensure purchase of a Bond at such price, the purchase price and all supporting documentation must be received by Development Corporation for Israel by June 25, 2003.